FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May, 2018

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F     ☒     Form 40-F     ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes     ☐     No     ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      ]

Announcement — New Hellenic Financial Stability Fund Representative on the Board of Directors of the National Bank of Greece

Athens

29/05/2018

National Bank of Greece S.A. (the ‘Bank’) announces that, following relevant letter from the Hellenic Financial Stability Fund dated 23/5/2018, the appointment of Mr. Christoforos Koufalias as new Representative of the Hellenic Financial Stability Fund on the Board of Directors of the Bank was announced to the Board of Directors, pursuant to Article 10 of Law 3864/2010 and the Relationship Framework Agreement between the Bank and the Hellenic Financial Stability Fund, as in force.

It is noted that, in accordance with the provisions of the legal and regulatory framework, the appointment of credit institutions’ Board members, is subject to approval and constant review by the Single Supervisory Mechanism (SSM) of the European Central Bank.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos

(Registrant)

Date: May 29th, 2018

Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: May 29th, 2018

Director, Financial Division